Exhibit 99.2

Silence Therapeutics Announces U.S. SEC Declares Registration Statement Effective and Nasdaq Approves Listing of ADSs Representing Ordinary Shares

8 September 2020

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN (“Silence” or “the Company”) a leader in the discovery,  development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, announces that in connection with a listing of American Depositary Shares ("ADSs") representing ordinary shares of nominal value £0.05 each in the capital of the Company (“Ordinary Shares”) on the Nasdaq Capital Market ("Nasdaq"), the United States Securities and Exchange Commission has declared effective registration statements on Form F-1 and F-6 with respect to such securities, Nasdaq has approved the ADSs for listing, and ADSs are expected to be listed for trading on such market under the symbol "SLN" on 8 September 2020.

The registration statement was filed to facilitate the creation of a trading market in the US for ADSs representing the Company's Ordinary Shares. The Company has not registered any new issuance of securities in connection with this filing.  The Company's Ordinary Shares will continue to be admitted to trading on AIM, a market operated by the London Stock Exchange.

In a separate announcement released today, the Company has provided instructions intended to guide shareholders through the process of exchanging Ordinary Shares into ADSs and to answer related frequently asked questions.

Enquiries:

Silence Therapeutics plc Iain Ross, Executive Chairman Dr Rob Quinn, Chief Financial Officer	Tel: +44 (0)20 3457 6900
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European IR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700
US IR Westwicke Partners Peter Vozzo peter.vozzo@westwicke.com	Tel: +1 (443) 213-0505

Notes to Editors

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary technology can be used to engineer short interfering ribonucleic acids (siRNAs) that bind specifically to and silence, through the RNAi pathway, almost any gene in the human genome to which siRNA can be delivered. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of Lipoprotein(a) and SLN124 to address beta-thalassemia and myelodysplastic syndrome. Silence is also developing SLN500 in partnership with Mallinckrodt Pharmaceuticals to reduce the expression of the C3 protein for the treatment of complement pathway-mediated diseases.  Silence maintains ongoing research and collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals and Takeda. For more information, please visit: https://www.silence-therapeutics.com/

A registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. A prospectus describing the securities may be obtained from Silence Therapeutics plc at 27 Eastcastle Street, London, W1W 8DH. For the avoidance of doubt, such prospectus does not constitute a "prospectus" for the purposes of Regulation (EU) 2017/1129 and has not been reviewed by any competent authority in the United Kingdom or any EU member state.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company's Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company's current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.